LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, NJ 07302

June 15, 2020

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: Lord Abbett Securities Trust (the “Trust”)

File Nos. 33-58846 and 811-07538

Dear Ms. Hahn:

Reference is made to Post-Effective Amendment No. 133 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on April 7, 2020 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended.1

This letter responds to comments you provided during a telephone call on May 27, 2020 at approximately 10:30 a.m. with Pamela P. Chen and Linda Y. Kim of Lord, Abbett & Co. LLC (“Lord Abbett”), the investment adviser to the Trust, regarding the Registration Statement. Your comments with respect to Lord Abbett Global Equity Research Fund (the “Fund”), and the Trust’s responses thereto, are summarized below. A Post-Effective Amendment to the Registration Statement will be filed for the Fund and will reflect changes made in response to your comments on the Fund. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Part A – General

1.                Please respond to all comments in a letter filed as correspondence via EDGAR.

Response: Our responses to all comments are included in this letter, which is being filed as correspondence via EDGAR.

2.                We remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement.

Response: We acknowledge that the Trust and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement notwithstanding any review or comment by the Commission, and that the Commission may have additional comments on the Registration Statement.

1        Accession No. 0000930413-20-000986.

Ms. Jaea Hahn

June 15, 2020

3.                Please note that comments made with respect to one part of the Registration Statement also apply to other parts of the Registration Statement with similar disclosure.

Response: We acknowledge your comment and any changes made to one part of the Registration Statement in response to staff comments have been applied to all other parts of the Registration Statement as applicable with similar disclosure.

Part B – Prospectus

4.       We note that the Fund may invest principally in other funds. With respect to the fee table in “Fees and Expenses” in the Fund Summary, please confirm supplementally that “Acquired Fund Fees and Expenses” are less than 0.01% of the Fund’s average net assets.

Response: We confirm that “Acquired Fund Fees and Expenses” are less than 0.01% of the Fund’s average net assets.

5.       The fee waiver in footnote 5 to the fee table in “Fees and Expenses” in the Fund Summary remains in effect until February 28, 2021. Please note that a fee waiver can only be included if it will remain in effect for at least one year from the effective date of the prospectus.

Response: The referenced fee waiver has been revised to remain in effect until June 30, 2021, which is one year from the effective date of the prospectus.

6.       We note that the Fund’s name includes the term “global.” In “Principal Investment Strategies,” please clarify how the Fund uses the benchmark index. Please also clarify that the Fund is actively managed and is not an index fund.

Response: The following sentence has been added after the third sentence in the first paragraph under “Principal Investment Strategies” on page 4: “The benchmark index does not otherwise constrain the Fund’s ability to make investments.”

7.       On page 5 under “Principal Investment Strategies,” it states that the Fund “may invest in exchange-traded funds (“ETFs”).” Please clarify whether the Fund may invest in affiliated or unaffiliated ETFs. Please explain supplementally how the Fund will comply with Section 12 under the Investment Company Act of 1940, as amended, with respect to investments in other investment companies.

Response: We have revised the referenced language as follows: “The Fund may invest in unaffiliated exchange-traded funds (“ETFs”).” The Fund notes that Lord Abbett’s Compliance Department monitors the Fund’s investments for compliance with the requirements of the 1940 Act, including the limits in Section 12 related to investments in other investment companies. In addition, the Fund respectfully submits that it includes the following disclosure in the Statement of Additional Information under “Additional Information on Portfolio Investments, Risks, and Techniques – Investments in Other Investment Companies”:

Subject to the limitations prescribed by the 1940 Act and the rules thereunder, the Fund may invest in other investment companies, including, but not limited to, money market funds, ETFs, closed-end funds, and other pooled vehicles. (Each Fund (other than the Funds-of-Funds), however, may not invest in other funds in reliance on Sections

Ms. Jaea Hahn

June 15, 2020

12(d)(1)(F) or (G) of the 1940 Act.)) These limitations prohibit the Fund from acquiring more than 3% of the voting shares of any one other investment company, and prohibit the Fund investing more than 5% of its total assets in the securities of any one other investment company or more than 10% of its total assets in securities of other investment companies in the aggregate. The percentage limitations above apply to investments in any investment company. (However, pursuant to certain SEC rules, these percentage limitations do not apply to the Fund’s investments in certain registered money market funds.)

8.       The second to last paragraph on page 5 under “Principal Investment Strategies” discusses the Fund’s use of derivatives. If the Fund intends to count derivatives towards its 80% policy, please confirm supplementally that such derivatives will be valued at market value.

Response: We confirm that derivatives counted towards the Fund’s 80% policy will be valued at market value.

9.       The last paragraph under “Principal Investment Strategies” on page 5 states: “The investment team may consider environmental, social, and governance (ESG) factors in investment decisions.” Please clarify how the Fund defines ESG factors (e.g., by referring to a third party index).  Please clarify whether the Fund will only invest in companies meeting certain criteria and, if so, what are those criteria.  Please also clarify whether these factors will apply to the entire portfolio or only a portion of portfolio.

Response: Environmental, social, and governance (ESG) factors are part of the overall evaluation of investment opportunities available to the Fund. In particular, portfolio managers for the Fund consider the expected return potential as presented by ESG factors against associated ESG risk for every security. Investments with any level of ESG risk could be acquired. In response to the staff’s comments, the referenced disclosure has been revised as follows: “The investment team may also consider the risks and return potential presented by environmental, social, and governance (ESG) factors in investment decisions.”

10.       We note that “Industry and Sector Risk” on page 6 under “Principal Risks” references the Fund’s “benchmark index.” Please explain in “Principal Investment Strategies” how the adviser uses the benchmark index in selecting portfolio securities.

Response: Please see the response to comment 6 above.

11.       Please tailor “Derivatives Risk” on page 8 under “Principal Risks” to address the types of derivatives identified as part of the Fund’s principal investment strategy in “Principal Investment Strategies.”

Response: We respectfully acknowledge the staff's comment regarding derivatives disclosure and believe that the disclosure in “Derivatives Risk” is tailored to the specific types of derivatives identified as part of the Fund’s principal investment strategy.

12.       We note that there are two breakouts of the benchmark index in the performance table on page 11. Please revise the table to conform to the requirements of Item 4(b)(2)(iii) of Form N-1A (e.g., removing the first row showing net dividends and removing “with Gross Dividends” from the caption of the second row).

Ms. Jaea Hahn

June 15, 2020

Response: MSCI All Country World Index with Net Dividends is a published index. Morgan Stanley Capital International (MSCI) publishes two versions of the All Country World Index reflecting the reinvestment of dividends using two different methodologies: gross dividends (GD) and net dividends (ND). The GD version represents the maximum reinvested dividends by taking into account the entire dividend distributed to individuals resident in the country of the company (not including tax credits) before withholding taxes. As noted in the Prospectus, the ND version represents the minimum reinvested dividends by subtracting withholding taxes retained at the source for foreigners who do not benefit from a double taxation treaty.

We note that instruction 5 to Item 27(b)(7) of Form N-1A defines an “appropriate broad-based securities market index” as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” We note further that there is no suggestion in this definition that the calculation methodology employed by the unaffiliated organization maintaining such an index could prevent the index from being an appropriate broad-based securities market index. We understand that use of the ND versions of MSCI indices is common among registered investment companies (see, e.g., Emerging Markets Equity Fund, a series of Morgan Stanley Pathway Funds, and AB Sustainable International Thematic Fund). The Fund has not modified the Index to net any fees or expenses. Accordingly, the Fund believes that showing the published version of the index reflecting net dividends is appropriate and consistent with the requirements of Form N-1A.

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If you have any questions, please call the undersigned at (201) 827-2966.

Sincerely,

/s/ Pamela P. Chen

Pamela P. Chen

Associate General Counsel

Lord, Abbett & Co. LLC